Filed pursuant to Rule 425 of the Securities Act of 1933, as amended and deemed filed pursuant to Regulation 14A under the Securities and Exchange Act of 1934, as amended

Subject Companies: Angel Oak Financial Strategies Income Term Trust

Commission File No. 811-23358

Angel Oak Dynamic Financial Strategies Income Term Trust

Commission File No. 811-23491

Angel Oak Capital Advisors’ Closed-End Funds Announce Board Approval of Proposed Reorganization

ATLANTA, April 4, 2022 – The Boards of Trustees of Angel Oak Financial Strategies Income Term Trust (NYSE: FINS) and Angel Oak Dynamic Financial Strategies Income Term Trust (NYSE: DYFN) have approved a proposal to reorganize DYFN with and into FINS. The reorganization is intended to provide potential benefits to shareholders, including lower operating expenses and greater secondary market liquidity, among other things.

The proposed reorganization, which is expected to be completed in the second half of 2022, is subject to certain conditions, including necessary approval by FINS’s shareholders and the satisfaction of applicable regulatory requirements and other customary closing conditions. The proposed reorganization would be accomplished through the transfer of all the assets of DYFN to FINS in exchange solely for newly issued common shares of beneficial interest of FINS at a ratio of the net asset value of each Fund. There will be no change to the investment objectives, investment strategies or investment policies of FINS as a result of the proposed reorganization.

ABOUT FINS

FINS is a closed-end fund that invests predominantly in U.S. financial sector debt as well as in selective opportunities across financial sector preferred and common equity. Under normal circumstances, at least 50% of FINS’s portfolio is publicly rated as investment grade or, if unrated, is judged by Angel Oak Capital Advisors, LLC (“Angel Oak”) to be of investment grade quality.

ABOUT DYFN

DYFN is a closed-end fund that invests predominantly in U.S. financial sector debt as well as selective opportunities across financial sector preferred and common equity. Under normal circumstances, at least 50% of DYFN’s portfolio is publicly rated investment grade or, if unrated, judged by Angel Oak to be of investment grade quality.

Information regarding the Funds, including the Funds’ annual and semi-annual reports and other regulatory filings of the Funds, is accessible on the Securities and Exchange Commission’s (“SEC”) website at www.sec.gov and on Angel Oak’s website at https://angeloakcapital.com.

ABOUT ANGEL OAK CAPITAL ADVISORS, LLC

Angel Oak is an investment management firm focused on providing compelling fixed-income investment solutions to its clients. Backed by a value-driven approach, Angel Oak seeks to deliver attractive, risk-adjusted returns through a combination of stable current income and price appreciation. Its experienced investment team seeks the best opportunities in fixed income, with a specialization in mortgage-backed securities and other areas of structured credit.

ADDITIONAL INFORMATION

The information in this press release is for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

In connection with the proposed reorganization, FINS plans to file with the SEC a combined information statement/prospectus and a proxy statement. When the combined information statement/prospectus or proxy statement, as the case may be, becomes available, shareholders are advised to read it because it will contain important information about the proposed transaction and related matters. The combined information statement/prospectus and proxy statement, when available, will be available for free on the SEC’s website at www.sec.gov.

Past performance is neither indicative nor a guarantee of future results. Investors should consider the investment objective, risks, fees and expenses of FINS and DYFN carefully before investing. There can be no assurance that the Funds will achieve their investment objectives. Investments in the Funds involve operating expenses and fees. The net asset value of the Funds will fluctuate with the value of the underlying securities. An investment in FINS or DYFN involves risks, is not appropriate for all investors and is not intended to be a complete investment program. Shares of closed-end funds are subject to investment risks, including the possible loss of principal invested. Closed-end funds frequently trade at a discount to their net asset value. Angel Oak, a registered investment adviser, is investment manager to each of FINS and DYFN. Destra Capital Advisors, LLC, a registered investment adviser, provides secondary market servicing for FINS and DYFN. Please contact your securities representative or call 1-877-855-3434 for information about FINS or DYFN.

Contacts

Media:

Trevor Davis, Gregory FCA for Angel Oak Capital Advisors

443-248-0359

trevor@gregoryfca.com

Company Contact:

Randy Chrisman, Chief Marketing & Corporate IR Officer, Angel Oak Capital Advisors

404-953-4969

randy.chrisman@angeloakcapital.com